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Exhibit 99.2

CHINA NEW BORUN CORPORATION

PROXY STATEMENT

General

        Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on December 21, 2010 at 3:00 p.m., local time, or at any adjournment or postponement thereof (the "Annual General Meeting"). The Annual General Meeting will be held at our corporate office located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People's Republic of China.

Record Date, Share Ownership and Quorum

        Record holders of ordinary shares as of the close of business on November 19, 2010, New York time, are entitled to vote at the Annual General Meeting. As of November 15, 2010, 25,725,000 of our ordinary shares, par value US$0.001 per share, were issued and outstanding, approximately 5,725,000 of which were represented by ADSs. The holders of ordinary shares being not less than an aggregate of one-half of all ordinary shares in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Voting and Solicitation

        Holders of ordinary shares outstanding on the record date are entitled to one vote for each ordinary share held. At the Annual General Meeting every holder of ordinary shares present in person or by proxy may vote the fully paid ordinary shares held by such holder of ordinary shares. A resolution put to the vote of a meeting shall be decided on a show of hands, or on a poll, if a poll is demanded by the Chairman of the Board of Directors, who will act as chairman of the Annual General Meeting, or one or more shareholders present in person or by proxy. The Company expects that the Chairman of the Board of Directors will demand a poll at the Annual General Meeting, in which case, the affirmative vote of a simple majority of our ordinary shares present or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect the five nominees for director and ratify the appointment of our independent auditors.

        The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

        Holders of ordinary shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed proxy card to the attention of Jinmiao Wang, Chairman of the Board, China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People's Republic of China. Proxy cards must arrive no later than the time for holding the Annual General Meeting.

        When proxies are properly completed, dated, signed and returned by holders of ordinary shares, the ordinary shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted "FOR" each proposal and in the proxy holder's discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against the election of directors and the ratification of the appointment of the independent auditor. Broker non-votes will have no effect on the outcome of the vote for the election of directors, but will have the same effect as a vote against the appointment of the independent auditor. Note that if your ordinary shares are held of record by a broker or nominee, such broker or nominee will not have authority to vote your ordinary shares in the election of directors unless you provide instructions to him or her regarding how you would like your shares to be voted.

Voting by Holders of American Depositary Shares

        The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs this proxy statement, the accompanying notice of Annual General Meeting and a voting instruction card for record owners of ADSs. Upon the written request of an owner of record of ADSs by such owner's delivery of a properly completed, dated and signed voting instruction card to The Bank of New York Mellon prior to 5:00 pm, New York time on December 16, 2010, The Bank of New York Mellon will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. If your ADSs are held of record by a broker or nominee, such broker or nominee will not have authority to deliver voting instructions to The Bank of New York Mellon with respect to the election of directors unless you provide instructions to your broker or nominee regarding how you would like the voting instructions to be completed. As the holder of record for all the ordinary shares represented by all of our ADSs, only The Bank of New York Mellon may vote those ordinary shares at the Annual General Meeting.

        The Bank of New York Mellon and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

        If (i) the enclosed voting instruction card is signed but is missing voting instructions, or (ii) the enclosed voting instruction card is improperly completed, The Bank of New York Mellon will not vote the ordinary shares underlying the ADSs to which such voting instruction card relates.

Revocability of Proxies

        Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of China New Borun Corporation, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares ("ADSs") representing our ordinary shares.

 PROPOSALS 1, 2, 3, 4 AND 5
ELECTION OF DIRECTORS

Background

        Our Board of Directors currently consists of five members. One of the purposes of the Annual Meeting is to elect five directors to hold office until the next annual general meeting of shareholders.

        The Governance and Nominating Committee has nominated our current directors, Rong Chen, Jinmiao Wang, Raymond S. Chadwick, Lucy Guo and Binbin Jiang for election at the Annual General Meeting. Rong Chen was nominated pursuant to our shareholders agreement dated March 31, 2010 with the investors' signatory thereto, which provides each such investor with the right to nominate one person for election as director at the Annual General Meeting, as the nominee of Star Elite Enterprises Limited. The other investors' signatory to the shareholders agreement has waived their right to nominate persons for election as directors at the Annual General Meeting.

        We are not required by the law of the Cayman Islands, our Memorandum and Articles of Association or the rules of the New York Stock Exchange to hold an annual election for our directors, as our Memorandum and Articles of Association provide for indefinite terms for members of our Board of Directors. However, we view an annual election for directors as key to effecting good corporate governance.

Vote Required and Board Recommendation

        If a quorum is present and upon demand of a poll, the affirmative vote of a simple majority of our ordinary shares present or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect the five nominees for director.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF
THE NOMINEES NAMED ABOVE

Information regarding Director Nominees

        Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The Board of Directors has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

        The names of the nominees, their respective ages as of November 15, 2010, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position
Rong Chen	52	Director
Jinmiao Wang	40	Chief Executive Office and Chairman of the Board
Raymond S. Chadwick	59	Independent Director
Lucy Guo	37	Independent Director
Binbin Jiang	36	Independent Director

        Rong Chen has served as our director since 2010, and has served as the chairman of Shanghai Zhonglu Group Co., Ltd. and Zhonglu Co., Ltd. since December 1998 and chairman and general manager of Chengde Dixian Textile Co., Ltd since November 2008. Mr. Chen has also served as vice president of the Shanghai Federation of Industry and Commerce since July 2002 and vice president of the Shanghai Private-Owned Enterprise Association. He has been a member of the Ninth and Tenth Chinese People's Political Consultative Conference since February 1999. Mr. Chen obtained a master's degree in International Trade from the Chinese Academy of Social Sciences.

        Jinmiao Wang has served as our Chief Executive Officer and Chairman of the Board of Directors since 2010. Mr. Wang also serves as the chairman of Shandong Borun Industrial Co., Ltd, our wholly-owned subsidiary, and has served in such capacity since July 2008. Prior to that, Mr. Wang served as the chairman and general manager of Shandong Borun Industrial Co., Ltd. from March 2006 to July 2008. From June 2004 to March 2006, Mr. Wang served as the chairman and general manager of Shandong Borun Salt Industrial Co., Ltd., the predecessor company of Shandong Borun Industrial Co., Ltd. From December 2000 to June 2004, Mr. Wang served as the chairman and general manager of Shouguang Haihong Salt-Making Co., Ltd. in the city of Shouguang in Shandong Province. Mr. Wang has been honored as a private entrepreneur in Shandong Province, having made significant contributions to his local economy in China.

        Raymond S. Chadwick has served as our independent director since 2010. Mr. Chadwick has also served as President & Chief Executive Officer of Diageo Chateau & Estate Wines, the wine division of Diageo, the world's leading premium drinks business, beginning in 2001, when he assumed responsibility for the integrated wine operations of Guinness UDV North America and Seagram Chateau & Estate Wines. On July 1, 2009, Mr. Chadwick stepped down from that role after 35 years of overall service, but continues to serve as a member of the Board of Directors of Diageo Chateau & Estate Wines. Previously, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of the Seagram Chateau & Estate Wines Company, where his responsibilities included the overall direction of the finance function, long range and strategic planning, international sales, business development, information services, and environmental affairs. Mr. Chadwick served concurrently as Managing Director of Barton & Guestier, S.A., and had functional responsibility for the finance function at the Seagram Beverage Company. Mr. Chadwick first joined Seagram in 1974 and worked in a variety of roles, including market research, sales and finance. He also spent time in London in an international marketing role for Brown-Forman. Mr. Chadwick served as integration leader when The Seagram Classics Wine Company and Seagram Chateau and Estate Wines Company were merged in 1996. He served as co-integration leader during the merger of Diageo and Seagram wine operations in 2001, which lead to the formation of Diageo Chateau & Estate Wines. Mr. Chadwick received his Bachelor of Arts and Master of Arts degrees from the University of Virginia, as well as an M.B.A. from the University of Chicago. He also studied in France, including a year in Bordeaux on a Fulbright scholarship. He currently serves as Chairman of the Board of Wine Institute, and as a Director of the Napa Valley Vintners. He also serves on the Advisory Board of Klein Foods, Inc. and on the Board of the Sonoma State University Wine Business Management Program.

        Lucy Guo has served as our independent director since 2010. Since August 2009, Ms. Guo has served as an equity research analyst at Ziff Brothers Investments, L.L.C. From April 2005 to August 2009, Ms. Guo served as a director in the Private Equity Group of Mergers & Acquisitions Transaction Services at KPMG LLP in Chicago, IL, where she advised private equity firms and strategic buyers on their domestic and cross-border deals in the United States, Europe and Asia-Pacific region. Prior to joining KPMG, she served as a senior associate at PricewaterhouseCoopers LLP in Philadelphia, PA, where she advised a diversified group of publicly held and private companies with a range of financial advisory services including audits, S/E/C filing requirements for initial public offerings, debt offerings, private placements and implementation of Sarbanes-Oxley Section 404 requirements. Ms. Guo received her Bachelor of Economics with a major in Investment Management from the Central University of Finance and Economics in China, as well as an M.B.A. from the University of Miami. Ms. Guo is a CFA Charter holder since 2003 and a CPA licensed in the states of Illinois and Pennsylvania. She is also a member of CFA Institute and a member of the American Institute of Certified Public Accountants.

        Binbin Jiang has served as our independent director since 2010. Since July 1997, he has served as the general secretary of Shandong Alcohol Industry Association, a member of the Technology Committee of the China Alcoholic Drinks Industry Association, Alcohol Branch, the vice general secretary of Shandong White Spirits Industry Association, the vice general secretary of Shandong Beer Industry Association, and the vice president of Shandong Food Industry Limited. He obtained a bachelor's degree in Fermentation from Food Engineering School of Shandong Institute of Light Industry.

 PROPOSAL 6
APPOINTMENT OF INDEPENDENT AUDITORS

Background

        We are asking holders of ordinary shares to ratify the Audit Committee's appointment of BDO China Li Xin Da Hua Co., Ltd. ("BDO") as our independent auditors for the fiscal year ending December 31, 2010. BDO is a registered public accounting firm with the Public Company Accounting Oversight Board ("PCAOB"), as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB. In the event the holders of ordinary shares fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the Company's and its shareholders' best interests.

Vote Required and Board Recommendation

        If a quorum is present and upon demand of a poll, the affirmative vote of a simple majority of our ordinary shares present or represented by proxy and entitled to vote at the Annual General Meeting will be required to ratify the appointment of BDO as our independent auditors for fiscal 2010.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF BDO AS OUR INDEPENDENT AUDITORS FOR 2010

OTHER MATTERS

        We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/ JINMIAO WANG Jinmiao Wang Chairman of the Board and Chief Executive Officer
November 15, 2010

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  Exhibit 99.2
PROXY STATEMENT
PROPOSALS 1, 2, 3, 4 AND 5 ELECTION OF DIRECTORS
PROPOSAL 6 APPOINTMENT OF INDEPENDENT AUDITORS
OTHER MATTERS